Filed by Obsidian Energy Ltd.

(Commission File No. 001-32895)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Bonterra Energy Corp.

ISS and Glass Lewis Recommend Shareholders Vote FOR the Issuance of Shares

to Purchase Bonterra Energy Corp.

CALGARY, November 16, 2020 - OBSIDIAN ENERGY LTD. (TSX – OBE, OTCQX – OBELF) (“Obsidian Energy”, “Company”, “we”, or “our”) today announced that leading independent proxy advisory firms, Institutional Shareholder Services Inc. (“ISS”) and Glass, Lewis & Co (“Glass Lewis”) both recommend that, at the Company’s upcoming special meeting of shareholders on November 23, 2020 (the “Meeting”), Obsidian Energy shareholders vote FOR the resolution (the “Issuance Resolution”) approving the issuance of up to 72,282,992 common shares of Obsidian Energy in connection with the Company’s exchange offer (the “Offer”) to purchase all of the common shares of Bonterra Energy Corp. (“Bonterra”) (TSX – BNE).

“The positive vote recommendation from both ISS and Glass Lewis reinforces our belief that combining Obsidian Energy and Bonterra is in the best interests of both companies’ respective shareholders,” said Steve Loukas, Obsidian Energy’s Interim President and CEO. “The combined entity will create the Cardium Champion, having a far superior future than what either company could achieve on a standalone basis. Together, our lower cost structure and improved capital efficiency would generate substantially more free cash flow, allowing us to accelerate debt repayment, improve our financial position and provide a clear path to share price appreciation.”

Following its review of the Offer, ISS stated “[t]he rationale behind the proposed acquisition appears sound. It is anticipated that the merger of the two companies would create a top 20 Western Canadian oil producer with a lower debt-to-EBITDA, higher free cash flow, and a stronger overall business. The combined company would be the largest Cardium-focused firm and should be positioned to be a Cardium consolidator with the ability to pursue further synergies from follow-on transactions. Furthermore, the combined company should be able to reduce its debt ratios and an improved financial outlook should improve its access to capital. Finally, the combined company is expected to benefit from synergies of around $50 million after the first year. In light of these benefits, shareholder approval of this resolution is warranted.”

Glass Lewis also commented that “[t]he combined company would likely stand to benefit from having enhanced scale and a strong balance sheet, which in turn could improve its standing with investors, enhance its ability to pursue follow-on acquisitions and provide it with greater access to capital.”

Vote FOR the Creation of the Cardium Champion

Obsidian Energy recommends that its shareholders vote FOR the Issuance Resolution at the Meeting. A vote FOR the Issuance Resolution will be a step towards creating the Cardium Champion, a combined entity with greater size, improved financial metrics, increased capital markets relevance and enhanced positioning for future Cardium consolidation, relative to either Obsidian Energy or Bonterra continuing on a standalone basis. For further details of the Issuance Resolution, Obsidian Energy shareholders are encouraged to carefully read the Company’s management information circular dated October 16, 2020 (the “Information Circular”), which is available in Canada on SEDAR at www.sedar.com, in the United States on EDGAR at www.sec.gov and on the Company’s website at www.obsidianenergy.com.

Meeting Information

The Meeting will be held at the corporate head office of Obsidian Energy, located at 200 – 207 9th Avenue SW Calgary, Alberta on Monday, November 23, 2020, at 9:00 a.m. (Mountain Standard Time) to consider and, if thought advisable, to pass, with or without variation, the Issuance Resolution and to transact such further and other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

Although Obsidian Energy currently intends to hold the Meeting in-person, due to restrictions on gatherings implemented by the Government of Alberta in response to the continually evolving COVID-19 (Coronavirus) outbreak, guidelines issued with respect to social distancing and out of concern for the wellbeing of all participants, we strongly recommend that shareholders not attend the Meeting in-person. Any person attending the Meeting will be required to follow the Company’s health and safety measures, which will include physical distancing, use of personal protective equipment (including mandatory use of facemasks) and completion of a health-assessment prior to being admitted to the Meeting. The precautionary measures being taken by the Company are intended to reduce the potential risks associated with the COVID-19 pandemic, and they may be further updated as necessary to take into account evolving recommendations and directives of public health authorities. In the event it is not possible or advisable to hold the Meeting in person, we will announce alternative arrangements for the Meeting as promptly as practicable, which may include holding the Meeting entirely by electronic means, telephone or other communication facilities. Please monitor our website at www.obsidianenergy.com for updated information.

ADDITIONAL READER ADVISORIES

NO OFFER OR SOLICITATION

This news release does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities of Obsidian Energy or Bonterra. The Offer is subject to a registration statement (the “Registration Statement”) filed with the United States Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended. The Registration Statement includes various documents related to such offer and sale. OBSIDIAN ENERGY URGES INVESTORS AND SHAREHOLDERS OF BONTERRA TO READ THE REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of such registration statement, as well as other relevant filings regarding Obsidian Energy or the Offer, at the SEC’s website (www.sec.gov) under the issuer profile for Obsidian Energy, or on request without charge from the Corporate Secretary of Obsidian Energy at Suite 200, 207 – 9th Avenue, SW, Calgary, Alberta T2P 1K3.

NON-GAAP MEASURES

This news release contains references to the terms EBITDA, debt and free cash flow which do not have a standardized meaning prescribed by International Financial Reporting Standards and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. EBITDA is net earnings (loss) plus finance expenses (income), provisions for (recovery of) income taxes, and depletion, depreciation and amortization. Debt is bank debt, notes and, solely in respect of Bonterra, subordinated debt (including the subordinated note(s) issued by Bonterra to private related party investors). Free cash flow is funds flow from operations less capital and decommissioning expenditures. Funds flow from operations is cash flow from operating activities before changes in non-cash working capital, decommissioning expenditures, onerous office lease settlements, the effects of financing related transactions from foreign exchange contracts and debt repayments, restructuring charges, transaction costs and certain other expenses and is representative of cash related to continuing operations.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: that the combination is in the best interests of both company’s shareholders; and the anticipated strategic, operational and financial benefits and synergies that may result from the proposed combination between Obsidian Energy and Bonterra.

With respect to forward-looking statements contained in this document, Obsidian Energy has made assumptions regarding, among other things: that both Obsidian Energy and Bonterra, each of which are subject to short term extensions on their respective senior revolving credit facilities, continue to obtain extensions in respect thereof and otherwise continue to satisfy the applicable covenants under such facilities, including following the completion of the Offer and any subsequent second step transaction, the ability to complete the Offer and the proposed combination, integrate Obsidian Energy’s and Bonterra’s businesses and operations and realize financial, operational and other synergies from the proposed combination; that each of Obsidian Energy, Bonterra and, following the completion of the Offer, the combined entity will have the ability to continue as a going concern and realize its assets and discharge its liabilities in the normal course of business; the impact of regional and/or global health related events, including the ongoing COVID-19 pandemic, on energy demand; that the combined entity’s operations and production will not be disrupted by circumstances attributable to the COVID-19 pandemic and the responses of governments and the public to the pandemic; that Bonterra’s publicly available information, including it public reports and securities filings as of November 15, 2020, are accurate and complete; global energy policies going forward, including the continued agreement of members of OPEC, Russia and other nations to adhere to existing production quotas or further reduce production quotas; Obsidian Energy’s ability to execute on its plans as described herein and in its other disclosure documents and the impact that the successful execution of such plans will have on Obsidian Energy and, following the combination, the combined entity and the combined entities’ respective stakeholders; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, West Texas Intermediate (WTI) and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels, including that we will not be required to shut-in additional production due to the continuation of low commodity prices or the further deterioration of commodity prices and our expectations regarding when commodity prices will improve such that shut-in properties can be returned to production; future exchange rates and interest rates; future debt levels; the ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, wild fires, infrastructure access and delays in obtaining regulatory approvals and third party consents; the combined entity’s ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; the combined entity’s ability to market its oil and natural gas successfully to current and new customers; the combined entity’s ability to obtain financing on acceptable terms; and the combined entity’s ability to add production and reserves through development and exploitation activities.

Although Obsidian Energy believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause actual performance and financial results to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Such assumptions, risks and uncertainties are described in the Information Circular and Obsidian Energy’s Annual Information Form and other public filings, available in Canada on SEDAR at www.sedar.com and in the United States on EDGAR at www.sec.gov. Readers are cautioned that such assumptions, risks and uncertainties should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

MEDIA CONTACT

Lisa Ottmann

Partner

Longview Communications & Public Affairs

Cell: 403-606 0866

Email: lottmann@longviewcomms.ca

OBSIDIAN ENERGY: Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3, Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.obsidianenergy.com; Investor Relations: Toll Free: 1-888-770-2633, E-mail: investor.relations@obsidianenergy.com